                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                      Murdock Communications Corporation
          ----------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
               -----------------------------------------------
                        (Title of Class of Securities)


                                  62647W108
                                --------------
                                (CUSIP Number)


Thomas J. Berthel                Copy to:   Michael K. Denney
100 Second Street S.E.                      Bradley & Riley, P.C.
Cedar Rapids, Iowa 52407-4250               100 1st St. S.W.
(319) 365-2506                              Cedar Rapids, IA 52404
                                            (319) 363-0101


                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
              -------------------------------------------------
                                 June 5, 1997
                   ---------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 62647W108

                        (Continued on following pages)

Exhibit Index Appears on Page 12.                             Page 1 of 19 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY LEASING, INC.  42-1312639

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ---
                                                                         (b)
                                                                            ---

--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                              OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     ______

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                              IOWA

--------------------------------------------------------------------------------
                    (7) Sole Voting Power
                                              NONE

                    ------------------------------------------------------------
Number of           (8) Shared Voting Power
Shares                                        296,907
Beneficially
Owned by Each       ------------------------------------------------------------
Reporting           (9) Sole Dispositive Power
Person with                                   NONE

                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                                              296,907

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     296,907

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     ______

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)          6.4%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                                 CO

--------------------------------------------------------------------------------


                              Page 2 of 19 pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.  42-1029773

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ---
                                                                         (b)
                                                                            ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                              OO, WC

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     ______

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                              IOWA

--------------------------------------------------------------------------------
                    (7) Sole Voting Power
                                              NONE

                    ------------------------------------------------------------
Number of           (8) Shared Voting Power
Shares                                        8,458
Beneficially
Owned by Each       ------------------------------------------------------------
Reporting           (9) Sole Dispositive Power
Person With                                   NONE

                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                                              8,458

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     8,458

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     ______

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)               .2%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                                      CO

--------------------------------------------------------------------------------


                              Page 3 of 19 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY INVESTMENTS, INC.  42-1443035

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                              OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     _____

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                              IOWA

--------------------------------------------------------------------------------
                    (7) Sole Voting Power
                                              NONE

                    ------------------------------------------------------------
Number of           (8) Shared Voting Power
Shares                                        144,185
Beneficially
Owned by Each       ------------------------------------------------------------
Reporting           (9) Sole Dispositive Power
Person With                                   NONE

                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                                              144,185

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     144,185

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     ______

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)          3.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                                 CO

--------------------------------------------------------------------------------


                              Page 4 of 19 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     T. J. BERTHEL INVESTMENT, L. P.  42-1423238

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                              OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     ______

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                              IOWA

--------------------------------------------------------------------------------
                    (7) Sole Voting Power
                                              NONE

                    ------------------------------------------------------------
Number of           (8) Shared Voting Power
Shares                                        238,572
Beneficially
Owned by Each       ------------------------------------------------------------
Reporting           (9) Sole Dispositive Power
Person With                                   NONE

                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                                              238,572

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     238,572

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     ______
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)           5.2%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                                  PN

--------------------------------------------------------------------------------


                              Page 5 of 19 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     T.J. BERTHEL ENTERPRISES, INC.  42-1337914

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                              OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     ______

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                              IOWA

--------------------------------------------------------------------------------
                    (7) Sole Voting Power
                                              NONE

                    ------------------------------------------------------------
Number of           (8) Shared Voting Power
Shares                                        238,572
Beneficially
Owned by Each       ------------------------------------------------------------
Reporting           (9) Sole Dispositive Power
Person with
                                              NONE

                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                                              238,572

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     238,572

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     ______

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)          5.2%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                                 CO

--------------------------------------------------------------------------------


                              Page 6 of 19 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY  42-1254805

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---

--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                              BK, OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     ______

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                              IOWA

--------------------------------------------------------------------------------
                    (7) Sole Voting Power
                                              238,571

                    ------------------------------------------------------------
Number of           (8) Shared Voting Power
Shares                                        688,122
Beneficially
Owned by Each       ------------------------------------------------------------
Reporting           (9) Sole Dispositive Power
Person With                                   238,571
                    ------------------------------------------------------------
                    (10) Shared Dispositive Power
                                              688,122

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     926,693

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     ______

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)           20.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                                  CO

--------------------------------------------------------------------------------


                              Page 7 of 19 Pages

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is amended by adding the following information:


     The principal place of business and principal office of Berthel Fisher & Company Leasing, Inc. ("Leasing" has changed to 100 Second Street, SE, Cedar Rapids, Iowa, 52401.

     Lynn Whiteman has resigned as Vice President Operations of Leasing.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended by adding the following information:


     On June 5, 1997, the Issuer agreed to issue two hundred fifteen thousand six hundred twenty-five (215,625) shares of Common Stock (the "Leasing New Shares") to Berthel Fisher & Company Leasing, Inc. ("Leasing") in exchange for Leasing surrendering the Issuer's Note and Security Agreement dated January 31, 1997, in the original principal amount of Seven Hundred Fifty Thousand Dollars ($750,000.00) plus accrued interest and prepayment penalty in the total amount of Eight Hundred Sixty-two Thousand Five Hundred Dollars ($862,500.00). The Issuer has agreed to register the Leasing New Shares. Pursuant to an agreement between the Issuer and Leasing, the Issuer is obligated to issue up to an additional one hundred twenty-nine thousand three hundred seventy-five (129,375) shares of Common Stock if the lowest average bid price of the Issuer's Common Stock is less than Four Dollars ($4.00) for any consecutive thirty (30) day period during the period ending ninety (90) days after the date that the Leasing New Shares are registered and freely tradeable.


     On June 5, 1997, the Issuer agreed to issue one hundred twenty-five thousand (125,000) shares of Common Stock (the "Investment L.P. New Shares") to T.J. Berthel Investment, L.P. ("Investment L.P.") in exchange for Investment L.P. surrendering the Issuer's note dated December 31, 1996, in the principal amount of Five Hundred Thousand Dollars ($500,000.00). Such Note was purchased by Investment L.P. from Intellicall, Inc. as described on the Schedule 13D dated January 16, 1997. The Issuer has agreed to register the Investment L.P. New Shares. Pursuant to an agreement between the Issuer and Investment L.P., the Issuer is obligated to issue to Investment L.P. up to an additional twenty-eight thousand eight hundred forty-six (28,846) shares of Common Stock if the lowest average bid price of the Issuer's Common Stock is less than Four Dollars ($4.00) for any consecutive thirty (30) day period during the period ending ninety (90) days after the date that the Investment L.P. New Shares are registered and freely tradeable.


     On June 5, 1997, the Issuer agreed to issue one hundred twenty-five thousand (125,000) shares of Common Stock (the "BFC New Shares") to Berthel Fisher & Company ("BFC") in exchange for BFC surrendering the Issuer's note dated December 31, 1996, in the principal amount of Five Hundred Thousand Dollars ($500,000.00). Such Note was purchased by BFC from Intellicall, Inc. as described on the Schedule 13D dated January 16, 1997. The Issuer has agreed to register the BFC New Shares. Pursuant to an agreement between the Issuer and BFC, the Issuer is obligated to issue to BFC up to an additional twenty-eight thousand eight hundred forty-six (28,846) shares of Common Stock if the lowest average bid price of the Issuer's Common Stock is less than Four Dollars ($4.00) for any consecutive thirty (30) day period during the period ending ninety (90) days after the date that the BFC New Shares are registered and freely tradeable.


                              Page 8 of 19 Pages

Investments


     Since the filing of the Schedule 13D dated January 16, 1997, Berthel Fisher & Company Investments, Inc. ("Investments") has purchased twenty-one thousand (21,000) shares of the Common Stock of the Issuer. As of June 5, 1997, Investments owned one hundred forty-four thousand one hundred eighty-five (144,185) shares of the Common Stock of the Issuer. The new shares were acquired at a cost of Eighty-four Thousand Dollars ($84,000.00), excluding brokerage commissions, using funds borrowed from BFC, Investments' parent company. BFC loaned the funds to Investments from working capital pursuant to a typical inter-company transaction. The loan is repayable on demand and bears interest at the rate of 12% per annum.


Financial Services


     Since the filing of the Schedule 13D dated January 16, 1997, Berthel Fisher & Company Financial Services, Inc. ("Financial Services") has sold twenty-four thousand (24,000) shares of the Common Stock of the Issuer. As of June 5, 1997, Berthel Fisher & Company Financial Services, Inc. ("Financial Services") owned Eight Thousand Four Hundred Fifty-eight (8,458) shares of the Common Stock of the Issuer.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended by adding the following information:


Leasing


     On June 5, 1997, the Issuer and Leasing entered into an agreement (the "Agreement") pursuant to which the Issuer will issue forthwith to Leasing two hundred fifteen thousand six hundred twenty-five (215,625) shares of the Common Stock of the Issuer in exchange for Leasing surrendering the Issuer's Note and Security Agreement dated January 31, 1997, in the original principal amount of Seven Hundred Fifty Thousand Dollars ($750,000.00) plus accrued interest and prepayment penalty in the total amount of Eight Hundred Sixty-two Thousand Five Hundred Dollars ($862,500.00). As of June 5, 1997, Leasing owned two hundred ninety-six thousand nine hundred seven (296,907) shares of the Common Stock of the Issuer, including the shares of Common Stock of the Issuer acquired since the filing of the Schedule 13D dated January 16, 1997, to be issued pursuant to the Agreement. The price at which the Issuer agree to issue the shares is Four Dollars ($4.00) per share, provided, the Issuer is obligated to issue up to an additional one hundred twenty-nine thousand three hundred seventy-five (129,375) shares of Common Stock if the lowest average bid price of the Issuer's Common Stock is less than Four Dollars ($4.00) for any consecutive thirty (30) day period during the period ending ninety (90) days after the date that such shares are registered and freely tradeable. The shares now owned by Leasing, including the shares to be issued pursuant to the Agreement, constitute approximately 6.4% of the total number of shares of the Common Stock of the Issuer outstanding as of February 28, 1997 plus the shares issued as described in this Schedule. Because BFC is a controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Leasing.


Investment, L. P.; Enterprises


     On June 5, 1997, the Issuer and Investment, L.P. entered into an agreement ("the Agreement") pursuant to which the Issuer will issue forthwith to Investment, L.P. one hundred twenty-five thousand (125,000) shares of the Common Stock of the Issuer in


                              Page 9 of 19 Pages
exchange for Investment, L.P. surrendering the Issuer's note dated December 31, 1996, in the principal amount of Five Hundred Thousand Dollars ($500,000.00). Such Note was purchased by Investment L.P. from Intellicall, Inc. as described on the Schedule 13D dated January 16, 1997. As of June 5, 1997, Investment, L.P. owned two hundred thirty-eight thousand five hundred seventy-two (238,572) shares of the Common Stock of the Issuer, including the shares of Common Stock of the Issuer acquired since the filing of the Schedule 13D dated January 16, 1997, to be issued pursuant to the Agreement. The price at which the Issuer agree to issue the shares is Four Dollars ($4.00) per share, provided, the Issuer is obligated to issue to Investment L.P. up to an additional twenty-eight thousand eight hundred forty-six (28,846) shares of Common Stock if the lowest average bid price of the Issuer's Common Stock is less than Four Dollars ($4.00) for any consecutive thirty (30) day period during the period ending ninety (90) days after the date that such shares are registered and freely tradeable.

     The shares now owned by Investment L. P., including the shares to be issued pursuant to the Agreement, constitute approximately 5.2% of the total number of shares of the Common Stock of the Issuer outstanding as of February 28, 1997 plus the shares issued as described in this Schedule. Investment L.
P. acts through its sole general partner, T. J. Berthel Enterprises, Inc. ("Enterprises"). Because BFC owns one-half of the common stock of Enterprises, BFC may be a controlling person of Enterprises, and is treated as having shared power with Enterprises and Investment L.P. to vote or to direct the vote and to dispose or to direct the disposition of all of the shares owned by Investment
L. P.


Financial Services


     At the time of the filing of the Schedule 13D dated January 16, 1997, Berthel Fisher & Company Financial Services, Inc. ( Financial Services ) owned thirty-two thousand four hundred fifty-eight (32,458) shares of the Common Stock of the Issuer. Since then, Financial Services has sold twenty-four thousand (24,000) shares, and as of June 5, 1997, Financial Services owned eight thousand four hundred fifty-eight (8,458) shares of the Common Stock of the Issuer. Shares sold by Financial Services since January 16, 1997, were sold on the dates, in the amounts and at the prices per share (excluding brokerage commissions) indicated below. All such transactions were effected in brokerage transactions on the NASDAQ National Market System.


        Date      Number of Shares              Price per Share
        ----      ----------------              ---------------

     4-29-97             3,000                            $4.50
     5-14-97            21,000                            $4.00



Investments, Inc.


     Since the time of the filing of the Schedule 13D dated January 16, 1997, Berthel Fisher & Company Investments, Inc. ("Investments, Inc.") has purchased twenty-one thousand (21,000) shares, and as of June 5, 1997, Investments, Inc. owned one hundred forty-four thousand one hundred eighty-five (144,185) shares of the Common Stock of the Issuer. Shares purchased by Investments, Inc. since January 16, 1997, were purchased on the dates, in the amounts and at the prices per share (excluding brokerage commissions) indicated below. All such transactions were effected in brokerage transactions on the NASDAQ National Market System.


        Date      Number of Shares              Price per Share
        ----      ----------------              ---------------

     5-14-97             21,000                         $4.00




                             Page 10 of 19 Pages

     The shares owned by Investments, Inc. constitute approximately 3.1% of the total number of shares of the Common Stock of the Issuer outstanding as of February 28, 1997 plus the shares issued as described in this Schedule.


BFC


     On June 5, 1997, the Issuer and BFC entered into an agreement (the Agreement ) pursuant to which the Issuer will issue forthwith to BFC one hundred twenty-five thousand (125,000) shares of the Common Stock of the Issuer in exchange for BFC surrendering the Issuer's note dated December 31, 1996, in
the principal amount of Five Hundred Thousand Dollars ($500,000.00).   Such
Note was purchased by BFC from Intellicall, Inc. as described on the Schedule 13D dated January 16, 1997. As of June 5, 1997, BFC owned two hundred thirty-eight thousand five hundred seventy-one (238,571) shares of the Common Stock of the Issuer, including the shares of Common Stock of the Issuer acquired since the filing of the Schedule 13D dated January 16, 1997, to be issued pursuant to the Agreement. The price at which the Issuer agreed to issue the shares is Four Dollars ($4.00) per share, provided, the Issuer is obligated to issue up to an additional twenty-eight thousand eight hundred forty-six (28,846) shares of Common Stock if the lowest average bid price of the Issuer's Common Stock is less than Four Dollars ($4.00) for any consecutive thirty (30) day period during the period ending ninety (90) days after the date that such shares are registered and freely tradeable. The shares now owned by BFC, including the shares to be issued pursuant to the Agreement, constitute approximately 5.2% of the total number of shares of the Common Stock of the Issuer outstanding as of February 28, 1997 plus the shares as issued described in this Schedule. BFC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares owned by BFC.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Item 6 is amended by adding the following information:


     The Issuer has agreed with Leasing, Investment L.P. and BFC that it will issue additional shares of Common Stock to each of them if the lowest average bid price (the Average Price ) of the Issuer's Common Stock is less than Four Dollars ($4.00) for any consecutive thirty (30) day period during the period ending ninety (90) days after the date that the shares issued to Leasing, Investment L.P. and BFC as described herein are registered and freely tradeable. The maximum number of additional shares that will be issued pursuant to such agreement is one hundred eighty-seven thousand sixty-seven (187,067) (one hundred twenty-nine thousand three hundred seventy-five (129,375) to Leasing, twenty-eight thousand eight hundred forty-six (28,846) to Investment L.P. and twenty-eight thousand eight hundred forty-six (28,846) to
BFC). The maximum number of shares will be issued to Leasing if the Average Price is Two and 50/100 Dollars ($2.50) or less. The maximum number of shares will be issued to Investment L.P. if the Average Price is Three and 25/100 Dollars ($3.25) or less. The maximum number of shares will be issued to BFC if the Average Price is Three and 25/100 Dollars ($3.25) or less.


                             Page 11 of 19 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
                                                                Beginning
                                                                    at
                                                                   Page:
                                                                ---------
A    Joint Filing Agreement, dated June 5, 1997,
     between the Reporting Persons relating to the
     filing of a joint statement on Schedule 13D.                   14


B    Agreement among the Issuer, Leasing, Investment, L.P.
     and BFC as to the issuance of additional shares                15





















                             Page 12 of 19 Pages

                                 SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 1997                     T. J. BERTHEL INVESTMENT, L. P.
                                        By: T. J. BERTHEL ENTERPRISES, INC.
                                           General Partner

                                        By:
                                           ---------------------------------
                                           THOMAS J. BERTHEL, President


                                        BERTHEL FISHER & COMPANY FINANCIAL
                                        SERVICES, INC.


                                        By:
                                           ---------------------------------
                                           THOMAS J. BERTHEL, Chief Executive
                                           Officer


                                        BERTHEL FISHER & COMPANY LEASING, INC.


                                        By:
                                           ---------------------------------
                                           THOMAS J. BERTHEL, President


                                        BERTHEL FISHER & COMPANY
                                        INVESTMENTS, INC.


                                        By:
                                           ---------------------------------
                                           THOMAS J. BERTHEL, Chief Executive
                                           Officer


                                        BERTHEL FISHER & COMPANY


                                        By:
                                           ---------------------------------
                                           THOMAS J. BERTHEL, President

                                           ---------------------------------
                                           THOMAS J. BERTHEL


                                        T. J. BERTHEL ENTERPRISES, INC.

                                        By:
                                           ---------------------------------
                                           THOMAS J. BERTHEL, President


                                        ------------------------------------
                                        DEANNA BERTHEL


                                        ------------------------------------
                                        DEANNA BERTHEL, as Custodian for
                                        Paige Berthel


                                        ------------------------------------
                                        DEANNA BERTHEL, as Custodian for
                                        Brandon Berthel


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                             Page 13 of 19 Pages